Denison Mines Corp. 1100 – 40 University Ave Toronto, ON M5J 1T1 www.denisonmines.com @DenisonMinesCo

PRESS RELEASE

DENISON ANNOUNCES
RESULTS OF SHAREHOLDER MEETING

Toronto, ON – May 3, 2018 Denison Mines Corp. (“Denison” or the “Company”) (DML: TSX, DNN: NYSE American) is pleased to report that the nominees listed in the management proxy circular dated March 22, 2018 (the “Circular”) for the 2018 Annual General and Special Meeting of Shareholders held today in Toronto (the "Meeting ") were elected as directors of the Company. Detailed results of the vote for the election of directors are set out below.

Nominee	Votes For	% For	Votes Withheld	% Withheld
W. Robert Dengler	217,176,845	99.05%	2,088,378	0.95%
Brian D. Edgar	216,933,142	98.94%	2,332,081	1.06%
Ron F. Hochstein	172,033,712	78.46%	47,231,511	21.54%
Kwang Hee Jeong	217,455,474	99.17%	1,809,749	0.83%
Lukas H. Lundin	172,614,771	78.72%	46,650,452	21.28%
William A. Rand	217,146,375	99.03%	2,118,848	0.97%
Catherine Stefan	216,897,854	98.92%	2,367,369	1.08%

The Company is also pleased to report that all other items of business presented to its shareholders at the Meeting, each as more particularly described in the Circular, were approved, including:

(a)
Ratification and confirmation of the Company’s Share Unit Plan; and

Votes For	% For	Votes Against	% Against
180,166,733	82.17%	39,087,722	17.83%

(b)
Ratification and confirmation of the Previous Grant of Share Units under the Company’s Share Unit Plan.

Votes For	% For	Votes Against	% Against
183,983,499	83.91%	35,273,656	16.09%

The Company has provided more details on the results of all matters considered at the Meeting in its Report of Voting Results filed under its profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.

About Denison

Denison is a uranium exploration and development company with interests focused in the Athabasca Basin region of northern Saskatchewan, Canada. In addition to its 63.3% owned Wheeler River project, which ranks as the largest undeveloped high-grade uranium project in the infrastructure rich eastern portion of the Athabasca Basin region, Denison's Athabasca Basin exploration portfolio consists of numerous projects covering approximately 353,000 hectares. Denison's interests in Athabasca Basin also include a 22.5% ownership interest in the McClean Lake joint venture (“MLJV”), which includes several uranium deposits and the McClean Lake uranium mill, which is currently processing ore from the Cigar Lake mine under a toll milling agreement, plus a 25.17% interest in the Midwest and Midwest A deposits, and a 64.22% interest in the J Zone deposit and Huskie discovery on the Waterbury Lake property. Each of Midwest, Midwest A, J Zone and Huskie are located within 20 kilometres of the McClean Lake mill.

Denison is also engaged in mine decommissioning and environmental services through its Denison Environmental Services division and is the manager of Uranium Participation Corp., a publicly traded company which invests in uranium oxide and uranium hexafluoride.

For more information, please contact

David Cates	(416) 979-1991 ext. 362
President and Chief Executive Officer

Sophia Shane	(604) 689-7842
Investor Relations

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